December 16, 2009

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	W&T Offshore, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008 (“2008 Form 10-K”)
Filed March 2, 2009
Definitive Proxy Statement filed on Schedule 14A (“2009 Proxy”)
Filed on April 17, 2009
File No. 000-32414

Dear Mr. Schwall:

This letter is in response to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 17, 2009. For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. References to the “Company,” “we,” “us” and “our” herein refer to W&T Offshore, Inc. and its consolidated subsidiaries.

In view of the late date and the current work we have commenced on our Form 10-K for the fiscal year dated December 31, 2009 (the “2009 Form 10-K”), we respectfully request that the Staff concur that our responses and undertakings to make such proposed revisions, changes or additions would apply only prospectively to the 2009 Form 10-K, to the extent such disclosures and the comments thereto continue to remain relevant.

— Page 2	December 16, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors

If we are not able to replace reserves, we may not be able to sustain production, page 14

1.	This risk factor appears to be repetitive of risks addressed in a preceding risk factor on the previous page, “Relatively short production periods…” Please remove duplicative disclosure or tell us why you believe it is appropriate to provide both risks.

Response:

The two described risks are distinct. The “relatively short production periods” risk alerts the reader to the fact that due to the short producing reserve life of the Company’s producing reserves relative to other companies with different types of reserves, the Company will need to spend money at a faster rate to replace reserves. The second risk factor discloses the general risk that production declines will occur unless the Company can successfully replace reserves. In future filings, we propose to order these risk factors more logically by including the declining production risk factor immediately prior to the risk factor regarding relatively short-lived reserves.

We will be controlled by Tracy W. Krohn… page 24

2.	The last paragraph of this risk factor discusses a different risk – not having to comply with certain NYSE rules – than that identified in your heading. Present this matter as a separate risk.

Response:

In future filings we propose to separate the last paragraph into a separate risk factor under the following heading:

“Due to Mr. Krohn’s ownership and control, we are exempted from many NYSE corporate governance rules, and as a result our other shareholders may not have the protections set forth in those rules, particularly in the event of conflicts of interest with Mr. Krohn.”

3.	In that regard, delete the fourth sentence as it mitigates the risk that you are trying to present.

Response:

We undertake in future filings to delete the fourth sentence of the separate risk factor described in the response to Comment 2.

Executive Officers of the Registrant, page 32

4.	Briefly describe the business experience during the past five years for John D. Gibbons.

— Page 3	December 16, 2009

Response:

We note that Mr. Gibbons’ business experience was inadvertently omitted from the 2008 Form 10-K, after being included in prior Form 10-K filings. We will include the following business experience description in the 2009 Form 10-K:

“John D. Gibbons joined the Company in February 2007 as Senior Vice President and Chief Financial Officer. In September 2007, he assumed the additional position of Chief Accounting Officer. Prior to joining the Company, Mr. Gibbons was Senior Vice President and Chief Financial Officer of Westlake Chemical Corporation from March 2006 to February 2007. Prior to joining Westlake, Mr. Gibbons was with Valero Energy Corporation for 23 years, holding positions of increasing responsibility ending as Executive Vice President and Chief Financial Officer.”

Selected Historical Financial Information, page 36

5.	We note that you define the non-GAAP measure, EBITDA, as net income (loss) plus income tax expense (benefit), net interest expense (income), depreciation, depletion, amortization and accretion, and impairment of oil and natural gas properties. However, the inclusion of impairment in this measure does not correspond to the definition in Item 10(e)(ii)(A) of Regulation S-K. We believe it will be necessary for you to re-label the measure to be more appropriately representative of the measure.

Response:

Since the first quarter 2009 Form 10-Q, the Company has discontinued disclosure of EBITDA in its periodic SEC filings. In the event in future filings the Company elects to disclose a non-GAAP financial measure similar to the EBITDA as presented in the 2008 Form 10-K, it undertakes to refer to such item as “Adjusted EBITDA,” which will be EBITDA adjusted for non-cash items such as “ceiling test impairments” and “unrealized derivative gains or losses.” Furthermore, if it is so disclosed, “Adjusted EBITDA” will be presented as a performance measure used by management that excludes the latter two items to eliminate the impact of end-of-period commodity price swings on historic periodic performance. The Company may in future filings also elect to disclose “EBITDA,” as such term is defined in its credit agreement, and will describe such term as “EBITDA under Credit Agreement” or such similar term to avoid confusion; provided that, in such case, the Company can comply with the requirements set forth in FAQ 10 in the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, Page 40

6.	In the second paragraph, indicate your five-year rate of return on shareholders’ equity.

— Page 4	December 16, 2009

Response:

As a matter of record and supplemental disclosure to the Staff, our rates of return on equity for each of the five years ended December 31, 2004, 2005, 2006, 2007 and 2008 were 61%, 44%, 25%, 13% and -65%, respectively, and our average annual return over the five years ended December 31, 2008 was 4%.

We have concluded disclosure regarding targeted projects with expected five-year returns on equity compared to historic returns may no longer be particularly meaningful given the impact that the ceiling test impairment had on our equity and therefore our returns. The Company is planning on updating its disclosure in MD&A in its 2009 Form 10-K to delete the term “rate of return on shareholders’ equity over any five-year period comparable to our historic average.” The Company undertakes in future filings that, in the event it makes any such statements comparing potential or expected project returns to historic benchmark returns, the Company will more specifically describe the benchmark and quantify the annual percentage returns of the targeted historic benchmark.

7.	In the first full paragraph on page 42, indicate why you selected a weighted average rate of 8.1%.

Response:

As explained in Note 2 to our audited financial statements included in our 2008 Form 10-K, our asset retirement obligation (“ARO”) liabilities are “discounted at our credit-adjusted risk-free rate.” We believe that the discount rate in effect when the liability was originally booked should remain the same as the rate when booked, unless the liability is increased, in which case the amount of upward revision is discounted at the then current credit-adjusted risk-free rate, which can be higher or lower than the original rate. As a result, different discount rates apply to different portions of the booked ARO liabilities. The 8.1% is calculated as “a weighted average” of these credit-adjusted risk-free rates. Thus, our disclosure refers to the 8.1% as a “weighted average rate.”

Impairment of oil and natural gas properties, page 43

8.	Briefly explain the full cost ceiling test or provide a cross-reference to its discussion in the notes to the financial statements.

Response:

We note that a full discussion of the ceiling test under full cost accounting is included within MD&A on page 51 of our 2008 Form 10-K under the caption “Critical Accounting Policies – Impairment of oil and natural gas properties.” We undertake in future filings, in the event of a separate discussion within MD&A of a material impairment charge resulting from a ceiling test, to include a cross reference to the appropriate subsection containing a description of full cost accounting and the related ceiling test analysis.

— Page 5	December 16, 2009

Financial Statements, page 57

Note 1 – Significant Accounting Policies, page 65

Oil and Gas Properties and Equipment, page 66

9.	We note your disclosure indicating that the ceiling test is performed by comparing net capitalized costs of oil and gas properties (including capitalized asset retirement obligations), net of related deferred income taxes to the present value of estimated future net revenues from proved reserves discounted at 10%, net of related tax effects, plus the cost of unproved oil and gas properties. Please revise your disclosure under this heading and in your critical accounting policy discussion on page 52 to clarify whether you are differentiating between the costs of unproved properties subject to amortization and the costs of unproved properties not subject to amortization in conducting your ceiling tests, with details sufficient to understand how your method compares to the requirements set forth in Rule 4-10(c)(4) of Regulation S-X.

Response:

We propose to revise our disclosure in Note 1 of audited financial statements and in our critical accounting policy discussion contained in future filings to clarify our treatment of the costs of unproved properties consistent with the manner in which we calculate our ceiling test. We confirm that our method complies with the requirements set forth in Rule 4-10(c)(4), which states that unproven properties included in the costs being amortized should be in the cost center ceiling at the lower of cost or estimated fair value; however, we would like to point out that the amount of unproven properties included in the costs being amortized at December 31 was immaterial. Our revised disclosure will read as follows (additional disclosure is underlined):

“Under the full cost method of accounting, we are required to periodically perform a “ceiling test,” which determines a limit on the book value of our oil and natural gas properties. If the net capitalized cost of oil and natural gas properties (including capitalized asset retirement obligations), net of related deferred income taxes, exceeds the present value of estimated future net revenues from proved reserves discounted at 10%, plus the cost of unproved oil and natural gas properties not being amortized, plus the lower of cost or estimated fair value of unproved oil and natural gas properties included in the amortization base, net of related tax effects, the excess is charged to expense and reflected as additional accumulated depreciation, depletion and amortization. Any such write downs are not recoverable or reversible in future periods.”

— Page 6	December 16, 2009

Note 2 – Asset Retirement Obligations, page 70

10.	We note your disclosure under this heading, and on page 47 of your MD&A, that as of December 31, 2008 you increased your asset retirement obligations by approximately $37.0 million as a result of damage to your facilities caused by Hurricane Ike. Further, we note the disclosure in Note 4 of your interim report for the fiscal quarter ended September 30, 2009 that you increased your asset retirement obligations by approximately $63.1 million during the nine months ended September 30, 2009 for the dismantlement of two platforms toppled by the Hurricane and the plugging and abandonment of the wells. We understand that the two platforms which were toppled by the Hurricane were deemed total losses.

Tell us why you believe including these costs in your asset retirement obligations is consistent with the guidance in paragraphs 2, and A10 through A13 of SFAS 143, and explain how you concluded that neither SFAS 5 nor SFAS 144 would apply to the losses described in your situation. If you believe that you are able to support your accounting under SFAS 143, please submit a schedule showing the composition of amounts reflected in the related amounts booked to your asset retirement obligation, and confirm the positioning of the corresponding debits in your financial statements.

Response:

The referenced increases in our ARO (asset retirement obligations) were made in connection with revisions in the timing and amount of the original estimates of undiscounted cash flows associated with the ARO related to certain properties damaged by Hurricane Ike. All of the work to be performed relates solely to the retirement and abandonment of the wells and related facilities on those hurricane damaged properties. However, as a result of the hurricane, the estimated cost to perform the work increased significantly. For example, some of the platforms we had planned to perform the work from are no longer standing. This caused the scope of the work to change and, as a result, we made corresponding changes to our ARO estimates. Where platforms were toppled we will now need to use a vessel to perform the work, which is a more costly approach than originally anticipated. We made an initial estimate of the work to be performed without the platforms in 2008 following the hurricane based on the best information available to us at that time. During 2009 we performed extensive engineering and design work, and as a result, further revised our estimates of the cost of the work. We believe our accounting is consistent with the guidance in paragraphs 2, and A10 through A13 of SFAS 143 in that the work to be performed is pursuant to our legal obligation to retire the wells and related facilities as a result of the normal operation of these assets.

Paragraph 2 of SFAS 143 states that an obligation that results from the improper operation of an asset is not within the scope of the Statement. The additional obligations recorded as a result of Hurricane Ike are in no way due to the improper operation of the assets, nor are any of the additional amounts related to incremental environmental remediation liabilities. We believe SFAS 5 does not apply in this situation because, as discussed above, these amounts relate to asset retirement obligations and, therefore, fall within the scope of SFAS 143. We follow the full-cost method of accounting for our oil and natural gas properties in accordance with Regulation S-X, Rule 4-10, and as such we are not subject to the guidance in SFAS 144, as noted in Footnote 2 to that Statement. In accordance with the guidance in SFAS 143, when we recorded the increase in our ARO, the corresponding debit was recorded to the carrying amount of the related long-lived asset – our full cost pool. In accordance with

— Page 7	December 16, 2009

SAB Topic 12 D 4 a, any asset retirement costs capitalized pursuant to SFAS 143 are subject to the full cost ceiling limitation. Based on the discussion above, we believe that we have properly considered the guidance in SFAS 143 and respectfully assert that neither SFAS 5 nor SFAS 144 apply in this situation. As requested, below is a schedule showing the composition of the revisions to our ARO in connection with Hurricane Ike that were disclosed in our 2008 Form 10-K and our Form 10-Q for the quarterly period ended September 30, 2009 (in thousands):

	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Revisions due to changes in timing of estimated settlements	$2,923	$952
Revisions to estimated settlements	34,039	62,171

Total revisions	$36,962	$63,123

Note 7 – Fair Value Measurement, page 74

11.	We note your disclosure stating that as of December 31, 2008 the only item on your balance sheet to which SFAS 157 applied was your interest rate swap. Please tell us why you believe that SFAS 157 would not also apply to your long-term debt.

Response:

We acknowledge that SFAS 157 applies to the fair value disclosure of our long-term debt, and confirm that the fair value of such long-term debt as disclosed in Note 6 – Long-term Debt on page 72 was determined in accordance with the guidance in that Statement. We propose in future filings, to include the fair value of our long-term debt in the Fair Value Measurements footnote and to revise the language accordingly.

Definitive Proxy Statement filed on Schedule 14A

12.	Please confirm that you will comply with these comments in future filings. Provide with copies of your proposed revisions.

Response:

We confirm that we will comply with these comments and make similar or analogous disclosures in our future proxy statement filings to the extent such disclosures, or analogous disclosures, are relevant.

13.	We note that in the first bullet point on page 22; the third paragraph on page 23; and the second paragraph on page 26, you refer to “comparable companies,” “other companies” and “published compensation survey sources.” Please advise us whether these are the same companies referred to in the fourth paragraph under “Market Analysis.” If not, identify the companies that you are referring to.

— Page 8	December 16, 2009

Response:

We confirm that the references to “comparable companies,” “other companies” and “published compensation survey sources” are references to company data compiled by Towers Perrin from the Towers Perrin 2007 Oil & Gas Compensation Survey, the Mercer 2007 Energy Industry Compensation Survey and the Watson Wyatt 2007/2008 Top Management Report. Except as clarified below in our response to Comment 16 of this letter, we did not benchmark compensation against the companies in our peer group in 2008.

Incentive Compensation, page 23

14.	Clarify what performance targets, if any, you have set for employees to receive compensation from the General Bonus pool.

Response:

An employee’s receipt of compensation from the General Bonus pool is not subject to the achievement of individual performance targets by our employees. The General Bonus pool is funded solely with 5% of the Company’s annual adjusted pre-tax income. For example, if 5% of the Company’s annual adjusted pre-tax income is sufficient to fully fund the General Bonus pool, then each employee receives cash and stock, the value of which is based on a percentage of such employee’s base salary. Once the General Bonus pool is funded in full, employees receive their cash and stock awards and the payout of those awards is not subject to any individual performance targets. If 5% of the Company’s annual adjusted pre-tax income is insufficient to fund the General Bonus pool in full, then our employees receive a pro-rata portion of their potential incentive award. If 5% of the Company’s annual adjusted pre-tax income exceeds the amount required to fund the General Bonus pool, then excess amounts may be used to fund the Extraordinary Performance Bonus as discussed in our 2009 Proxy.

15.	In the third paragraph on page 24, explain why the Compensation Committee modified the 2008 G&A expense containment target.

Response:

To achieve our initial 2008 G&A expense containment target, the Company could not have more than a 5% growth in 2008 G&A costs, per Mcfe of production, as compared to 2007 G&A costs. In 2008, a portion of our net production was deferred as a result of damage caused by Hurricane Ike and, to a lesser extent, by Hurricane Gustav. As a result, the Compensation Committee modified the 2008 G&A expense containment target so that it would be compared to 2006 G&A expenses instead of 2007 G&A expense. The Compensation Committee believed the comparison of 2008 to 2006 G&A expense was a more appropriate comparison because the Company’s total oil and natural gas production in 2008 was more comparable to the level we achieved in 2006. In 2006, a portion of our net production was deferred as a result of damage caused by Hurricanes Katrina and Rita. Given the similar levels in the Company’s total oil and natural gas production in 2008 and 2006, the Compensation Committee believed it would be more appropriate to compare the G&A expenses for those years.

— Page 9	December 16, 2009

Setting Executive Compensation, page 26

16.	We note that Mr. Krohn’s bonus award was increased to $500,000 from $250,000 after the Compensation Committee found that his annual bonus was below “the relevant median.” We also note that you only relied on the Towers Perrin data for base salary adjustments. Please provide details about the median being used for Mr. Krohn’s bonus.

Response:

In connection with its review of Mr. Krohn’s compensation, the Compensation Committee informally reviewed bonus amounts paid by the companies in our peer group, which are identified on page 25 of the 2009 Proxy. The median cash bonus payment to chief executive officers of our peer group was roughly $560,000. Based on its review, the Compensation Committee determined it would be appropriate to increase Mr. Krohn’s bonus amount from $250,000 to $500,000. Because the other executive officers do not receive bonuses (as such term is defined under the SEC’s rules), the Compensation Committee’s review of bonus awards was only conducted with respect to Mr. Krohn’s bonus award.

In future filings, the Company will clarify to what extent it uses peer group data in determining compensation.

*                    *                     *

In connection with responding to these comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact the undersigned at (713) 624-7393 or James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,

W&T OFFSHORE, INC.

By:	/s/ John D. Gibbons
Name:	John D. Gibbons
Title:	Senior Vice President, Chief Financial Officer and Chief Accounting Officer